Mark A. Oswald
Executive Vice President and
Chief Financial Officer

Adient plc
3 Dublin Landings
North Wall Quay Dublin 1
Ireland D01 H104

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
April 15, 2024
Attn: Stephany Yang and Melissa Gilmore
Division of Corporation Finance
Office of Manufacturing

Re: Adient plc
Form 10-K for the Fiscal Year Ended September 30, 2023
Filed November 17, 2023
Form 8-K Furnished February 7, 2024
File No. 001-37757

Dear Ms. Yang and Ms. Gilmore,

This letter responds to the comments on the Adient plc (the “Company” or “Adient”) Form 8-K furnished on February 7, 2024 and Form 10-K for the fiscal year ended September 30, 2023 filed on November 17, 2023 provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated April 2, 2024. We have repeated your comments below in italics and have included our response to each.

Form 8-K Furnished February 7, 2024
Exhibit 99.1

1.Your presentation on page 7 of the Appendix gives the appearance of a full non-GAAP income statement. Please note that the presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Confirm to us that you will not present full non-GAAP consolidated income statements or their equivalents in future filings. Refer to Question 102.10(c) of the C&DI’s on Non-GAAP Financial Measures.

Response: We acknowledge the Staff’s comment and confirm that we will not present full non-GAAP consolidated income statements or their equivalents in future filings beginning with the quarter ending March 31, 2024.

2.We note you present consolidated adjusted EBITDA which is reconciled on page 7 to adjusted results rather than to GAAP amounts. Please revise your reconciliation to the most directly comparable GAAP measures, in future filings. Confirm whether or not you consider net income and net income margin to be the most directly comparable GAAP measures.

Response: We acknowledge the Staff’s comment and will revise our reconciliation of adjusted EBITDA to the most directly comparable GAAP measure in our future filings beginning with the quarter ending March 31, 2024.

Following the guidance in Question 103.02 of the Staff’s C&DI’s on Non-GAAP Financial Measures, we will reconcile adjusted EBITDA to net income.

3.We note you present the following non-GAAP financial measures without presenting the most directly comparable GAAP measures:
•Adjusted equity income, adjusted interest expense, and adjusted income tax expense on the second page of the earnings release
•Adjusted EBITDA excluding adjusted equity income and its percentage of sales on page 8 of the Appendix
•Net leverage ratio on page 10 of the Appendix
When you present a non-GAAP financial measure, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K. Tell us what you consider to be the most directly comparable GAAP measure for each of the non-GAAP financial measures.

Response: We acknowledge the Staff’s comment and will revise the presentation of our non-GAAP financial measures in future filings, beginning with the quarter ending March 31, 2024, to include the most directly comparable GAAP measure with equal or greater prominence. We believe the most directly comparable GAAP measures for each of the non-GAAP financial measures are as follows:

Non-GAAP measure	Most directly comparable GAAP measure
Adjusted equity income	Equity income
Adjusted interest expense	Interest expense
Adjusted income tax expense	Income tax expense
Net leverage ratio	The most directly comparable GAAP measures for the numerator (Net debt) and denominator (Adjusted EBITDA) are total debt and net income, respectively.

We additionally advise the Staff that we will remove the Adjusted EBITDA excluding adjusted equity income and its percentage of sales non-GAAP metrics from future filings, beginning with the quarter ending March 31, 2024.

4.We note that your non-GAAP measures, adjusted net income attributable to Adient and adjusted diluted earnings per share, adjust for “non-qualified restructuring charges for costs that are directly attributable to restructuring activities, but do not meet the definition of restructuring under ASC 420” on page 11 of the Appendix. Please further explain the nature of these costs and tell us your consideration of whether the costs relate to normal, recurring, cash operating expenses of the Company.

Response: The nature of the non-qualified restructuring charges that we have historically described as being “directly attributable to restructuring activities but do not meet the definition of restructuring under ASC 420” primarily include (a) additional one-time benefits given to certain employees to be terminated in conjunction with a plant closure or other restructuring event to incentivize them to stay with Adient during a transition period and thus are recorded as they are earned by the employees over time, (b) costs to relocate machinery and equipment from a closed/restructured facility to an Adient operating facility and thus are recorded as those costs are incurred, and (c) costs to support the finalization of closing a plant or dissolving a legal entity (e.g. utilities, labor and consulting) after production has ceased. These costs are deemed to be incremental, unusual and infrequent in nature and are not incurred in support of our core, ongoing, cash-generating operations. These costs are directly attributable to specific restructuring events and would not have been incurred absent the existence of such specific restructuring events.

We also acknowledge that the accounting for additional one-time benefits as described above follows the guidance within ASC 420 and, therefore, we will change the description of this reconciling item going forward, beginning with the quarter ending March 31, 2024, to remove the reference to these costs not meeting the definition of restructuring under ASC 420.

Form 10-K for the Fiscal Year Ended September 30, 2023
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates and Policies
Revenue Recognition, page 45

5.We note that your disclosures on page 67 refer to ASC 606; however, your disclosure on page 45 appears to refer to terminology and recognition principles in ASC 605. Please revise future filings to ensure your disclosures appropriately address the guidance in ASC 606.

Response: We acknowledge the Staff’s comments and will revise the revenue recognition paragraph under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates and Policies in future filings, beginning with our Form 10-K for the year ended September 30, 2024, to ensure that the disclosures properly address the guidance under ASC 606.

Notes to Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies
Customers, page 64

6.We note your disclosure of the most significant customers that comprised 11% and 10% of consolidated net sales in fiscal 2023, 12% of consolidated net sales in fiscal 2022, and 13% and 11% of consolidated net sales in fiscal 2021. Please revise future filings to disclose the identity of the segment(s) reporting the revenues from such customers pursuant to ASC 280-10-50-42.

Response: We acknowledge the Staff’s comments and where concentrations of revenue are disclosed in accordance with ASC 280-10-50-42, we will include revised disclosures, beginning with our Form 10-K for the year ended September 30, 2024, to identify the segments reporting the related revenues.

16. Income Taxes, page 87

7.We note the impact of foreign tax rate differential which fluctuated over the last years presented. Considering the change in trends, please provide a further discussion of the primary taxing jurisdictions where your foreign earnings are derived and the relevant statutory rates driving the fluctuations.

Response: Adient’s foreign tax rate differential primarily comprises two components. First is the difference in foreign tax rates from the Irish statutory tax rate that will fluctuate with the mix of income and losses in multiple jurisdictions with higher or lower statutory tax rates. Second is the elimination of the effects, at the Irish statutory tax rate, on the amount of income reported for nonconsolidated partially-owned affiliates whose corresponding income tax expense is already netted against equity income on the consolidated statements of income and reflected in our income (loss) before income taxes. During fiscal years 2021 – 2023, significant income and loss jurisdictions included Brazil, China, Germany, Luxembourg, Mexico, Thailand, the United Kingdom, and the United States, with federal statutory tax rates ranging between 16% - 34%, which are all above the Irish statutory rate of 12.5%.

Due to the significant jurisdictions in which we operate having statutory tax rates higher than the Irish statutory rate of 12.5%, Adient generally expects that foreign tax rate differentials will continue to result in net expense when its consolidated subsidiaries generate net pretax income and overall pretax income does not consist primarily of equity income from nonconsolidated partially-owned affiliates. In periods in which Adient’s consolidated subsidiaries generate net losses, or overall pretax income consists primarily of equity income reported from nonconsolidated partially-owned affiliates, Adient generally expects that foreign tax rate differentials will result in a net benefit.

During fiscal 2023, Adient’s pretax income was primarily generated by Adient’s consolidated subsidiaries, driven by operational improvements and improving industry conditions, resulting in a net foreign tax rate differential expense. During fiscal 2021 and 2022, Adient’s pretax income consisted primarily of income of nonconsolidated partially-owned affiliates whose corresponding income tax expense is netted against equity income on the consolidated statements of income, with the elimination of the effects at the Irish statutory tax rate resulting in a net foreign tax rate differential benefit.

For fiscal 2023, the $241 million increase in pretax income as compared to fiscal 2022 was driven by operational improvements in Adient’s consolidated subsidiaries. The foreign tax differential expense of $22 million includes $33 million related to the higher tax expense resulting from the tax rate differential primarily from the mix of income and losses in the significant jurisdictions listed above with higher statutory tax rates than Ireland, which was partially offset by $11 million related to the elimination of the tax effects of the equity income from nonconsolidated partially-owned affiliates whose corresponding income tax expense is already netted in our income before income taxes.

For fiscal 2022, $54 million of pretax income consisted primarily of income of nonconsolidated partially-owned affiliates whose corresponding income tax expense is netted against equity income on the consolidated statements of income. The foreign tax differential benefit of $1 million includes $9 million related to the elimination of the tax effects of the equity income from nonconsolidated partially-owned affiliates, partially offset by $8 million related to the higher tax expense resulting from tax rate differential primarily related to the mix of income and losses in Adient’s consolidated subsidiaries with tax rates higher than Ireland.

For fiscal 2021, $1,439 million of pretax income was driven primarily by a one-time gain related to the 2021 Yanfeng Transaction, which included the sale of Adient’s ownership interests in various joint ventures in China for which the gains were subject only to China withholding tax at a 10% rate, with the withholding tax included in the “tax impact of corporate equity and business restructuring transactions” in the rate reconciliation table. The remaining pretax income consisted primarily of income of nonconsolidated partially-owned affiliates whose corresponding income tax expense is netted against equity income on the consolidated statements of income. The foreign tax differential benefit of $6 million includes $42 million related to the elimination of the tax effects of the equity income from nonconsolidated partially-owned affiliates, partially offset by $36 million related to the higher tax expense resulting from tax rate differential primarily from the mix of income and losses in the significant jurisdictions listed above with higher statutory tax rates than Ireland. As a result of the 2021 Yanfeng Transaction, equity income from nonconsolidated partially-owned affiliates decreased in fiscal 2022 and 2023.

We will expand our discussion and analysis of foreign tax rate differential impacts in future filings consistent with the above, or as modified as necessary to meet the requirements of ASU 2023-09, once adopted.

17. Segment Information, page 91

8.We note your reconciliation of the reportable segments’ measure of profit or loss, adjusted EBITDA, to income (loss) before income taxes on page 92. Please note that ASC 280-10-50-30b requires a reconciliation of the total of the reportable segments’ measures of profit or loss to the public entity’s consolidated income before income taxes. Please revise your reconciliation to present the total of the reportable segments’ adjusted EBITDA before other reconciling items, such as Corporate-related costs. Also refer to ASC 280-10-55-49.

Response: We acknowledge the Staff’s comment and will revise our segment footnote disclosures in future filings, beginning with the quarter ending March 31, 2024, to include a total of the reportable segments’ measure of profit or loss in the reconciliation to our consolidated income before income taxes in accordance with ASC 280-10-50-30b.

Adient acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (734) 254-3372.

Sincerely,

/s/ Mark A. Oswald
Mark A. Oswald
Executive Vice President and Chief Financial Officer

cc:

Heather Tiltmann
Executive Vice President, Chief Legal and HR Officer and Corporate Secretary

Craig VanRaemdonck
Partner, PwC